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                                                           EXHIBIT 17(b)(3)


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                         [NATWEST MARKETS LETTERHEAD]


January 13, 1997

Board of Directors
Health Management, Inc.
1371-A Abbott Court
Buffalo Grove, IL 60089

Gentlemen:

        We refer to the Agreement and Plan of Merger among Transworld Home HealthCare, Inc. ("Transworld"), IMH Acquisition Corp. ("Newco") and Health Management, Inc. (the "Company"), dated as of November 13, 1996, as amended by letter agreements dated November 27, 1996, December 12, 1996, December 23, 1996, January 10, 1997 and January 13, 1997 (the "Revised Merger Agreement"), providing, among other matters, for the merger (the "Revised Merger") of Newco with and into the Company and a cash payment of $1.50 per share (the "Revised Merger Consideration") to be made to the Company's stockholders (other than Transworld or Newco) (the "Stockholders"). You have requested our opinion as to the fairness, from a financial point of view, to the Stockholders, of the Revised Merger Consideration. The terms and conditions of the Revised Merger are as set forth in the Revised Merger Agreement.

        Heretofore, in our letter addressed to you dated November 12, 1996 (the "First Fairness Opinion"), we expressed our opinion as to the fairness, from a financial point of view, to the Stockholders, of the cash payment of $2.00 per share originally provided for in the Merger Agreement among Transworld, Newco and the Company dated as of November 13, 1996.

        In arriving at our opinion expressed herein, we examined and reviewed, among other matters, (1) the Revised Merger Agreement, (2) certain historical financial and operating information with respect to the Company, (3) certain internal business plans and financial and operating forecasts with respect to
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Company, (3) certain internal business plans and financial and operating forecasts with respect to the Company, revised since the date of our letter to you setting forth the First Fairness Opinion, (4) certain publicly available information concerning other companies engaged in businesses similar to the business of the Company, and we compared the Company, from a financial point of view, with such companies, (5) the terms, to the extent publicly available, of certain transactions we believed comparable to the Revised Merger, and we compared the Revised Merger Consideration with the purchase price involved in such transactions, and (6) the market price data and trading activities for the Company's common stock. We met and had discussions with management representatives of the Company concerning the Company's financial condition, business, operations and prospects, and we conducted such other analyses and examinations as we deemed relevant to form a basis for our opinion expressed herein.

        In arriving at our opinion expressed herein, we took into account such accepted financial and investment banking procedures and considerations as we deemed relevant, including, among others, (i) the Company's current financial condition, (ii) the trading history of the Company's common stock, (iii) the historical and current financial condition and operating characteristics of the Company, as compared with other companies we deemed comparable to the Company,
(iv) the equity market valuation parameters for securities of companies we deemed comparable to the Company, and (v) the financial terms of certain transactions we considered relevant for comparison with the financial terms of the Revised Merger.

        We were not engaged to verify independently the accuracy or completeness of any information furnished by the Company or any publicly available information which we reviewed in arriving at our opinion herein, and we assumed and relied, with your approval, upon the accuracy and completeness of all such information without independent verification. With respect to the revised financial forecasts provided to us, we assumed, with your approval, that such revised forecasts were reasonably prepared on bases reflecting the best current estimates and good faith judgments of the









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Company's management as to future financial performance.

        We were not engaged to conduct a physical inspection of any properties or make an independent valuation or appraisal of any assets or liabilities, contingent or otherwise, of the Company and we were not furnished with any such valuations or appraisals. We were not engaged to review any legal, accounting or tax aspects of the Revised Merger.

        Our opinion herein is based on our assessment of economic, monetary, market and regulatory conditions as they exist and can be evaluated on the date of this letter and such other factors as we deem relevant. We were not requested to conduct any review or analysis of the Company after the date of this letter and we do not intend to do so. This letter does not address the Company's underlying decision to proceed with the Revised Merger or any related transaction.

        Our opinion herein is provided at the request and for the information of the Board of Directors in evaluating the Revised Merger Consideration, and does not constitute a recommendation to the Stockholders or any other persons concerning whether or not to vote in favor of the Revised Merger or to take or refrain from taking any other action in connection with the Revised Merger. NatWest Markets has not acted as an agent or fiduciary of the Stockholders or any other persons and this letter does not confer any rights or remedies upon the Stockholders or any other persons.

        National Westminster Bank Plc, New York Branch ("NatWest Markets") and its affiliates, as part of their investment banking services, are regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. NatWest Markets has performed investment banking and financial advisory services for the Company from time to time. In the ordinary course of business, affiliates of NatWest Markets actively trade the securities of the Company for their own account and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. NatWest Markets may






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provide investment banking and financial advisory services to Transworld or
Newco in the future.

        The Company has paid to NatWest Markets upon delivery of this letter a cash fee (the "Second Fairness Opinion Fee") in the amount of $100,000, in addition to the $500,000 cash fee (the "First Fairness Opinion Fee") paid by the Company to NatWest Markets upon delivery of the First Fairness Opinion. NatWest Markets is also entitled to receive fees for its financial advisory services which are contingent upon consummation of the Revised Merger and certain related transactions. The First and Second Fairness Opinion Fees are to be credited against certain of such fees.

        This letter may not be quoted or referred to in any filing, report, document, release or other communication, whether written or oral, made, prepared, issued or transmitted by the Company, Transworld or Newco, without the prior written approval of NatWest Markets, which shall not be unreasonably withheld; provided, however, this letter may be reproduced in full in the Company's proxy statement relating to the Revised Merger, and if reproduced in full in such proxy statement, otherwise quoted from or referred to therein.

        On the basis of and subject to the matters set forth herein, we are of the opinion that, as of the date hereof, the Revised Merger Consideration is fair, from a financial point of view, to the Stockholders.


                                Very truly yours,


                                National Westminster Bank Plc
                                New York Branch




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